Mail Stop 4561

September 9, 2008

Mr. Sam Jankovich
Chairman and Chief Executive Officer
EnterConnect Inc.
100 Century Center Court, Suite 650
San Jose, CA 95112-4537

>   **Re: EnterConnect Inc.**
>   **Amendment No. 4 to Form S-1**
>   **Filed August 28, 2008**
>   **File No. 333-148797**

Dear Mr. Jankovich:

We have reviewed your amended filing and response letter and have the following comments.

General

1. We note that the financial statements presented in the amended Form S-1 filed on August 28, 2008 do not appear to meet the requirements of Rule 8-08 of Regulation S-X. For this reason, we are unable to complete our review at this time. Please include updated financial statements and related information, including consents, in your next amendment.

2. In addition, please ensure that you have updated all relevant information as of the most recent practicable date, such as the closing price of your common stock disclosed on the cover page and elsewhere, as appropriate.

Risk Factors, page 7

The Company has Material Future Financial Needs, page 7

3. We note your response to prior comment 1 of our letter dated August 7, 2008 and the related revisions; however, it is unclear from your disclosure whether the $3.4 million required to meet your financial obligations over the next 12 months

includes the $900,000 in cash that you state will fund your operations for the next three months. Please clarify.

Exhibits

Legality Opinion

4. We note the newly provided opinion by Taylor, Bush, Slipakoff & Duma, LLP. We call your attention to paragraph (c)(ii) of the opinion, which describes certain assumptions to which the opinion is subject. First, we note that counsel has made certain assumptions with respect to the "requisite power and authority" of the company and the necessary action taken by the company "to enter into such documents and to effect the transactions contemplated thereby…." It appears that these assumptions may be overly broad as they appear to relate to legal matters that could and should be evaluated in preparing and rendering the opinion. Please advise. Further, please tell us the purpose and effect of the last clause of paragraph (c)(ii), which reads: "and the Corporation have [sic] not asked us to pass upon the application to their authority to do so of any law or regulation of the United States or political subdivision thereof and we express no opinion with respect thereto."

As appropriate, please amend your filing in response to these comments. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact the undersigned at (202) 551-3457. Should you require further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via facsimile: (212) 216-8001
        Peter Campitiello, Esq.
        Tarter Krinsky & Drogin LLP